SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of September 1, 2010

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On September 1, 2010 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three and six months ended June 30, 2010. A copy of such press release condensed for the three and six months ended June 30, 2010 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated September 1, 2010, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the three and six months ended June 30, 2010.

Exhibit 99.1

Global Crossing Reports GCUK’s Second Quarter Results

FOR IMMEDIATE RELEASE: WEDNESDAY, SEPTEMBER 1, 2010

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced second quarter results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

For the second quarter of 2010, GCUK generated revenue of 78 million pounds and Operating Income Before Depreciation and Amortization (OIBDA) of 15 million pounds. (OIBDA is a non-GAAP measure defined and reconciled below.) The company also reported cash provided by operations of 22 million pounds before interest payments of 17 million pounds.

“Our return to year-over-year improvement in enterprise and carrier data revenue demonstrates continuing demand for our IP-based solutions and managed services,” said John Legere, chief executive officer of Global Crossing. “We see opportunity in the UK market, even in a challenging economic environment, and we are investing prudently to diversify and grow our revenue as we strengthen our competitive position.”

Second Quarter Results

GCUK generated revenue of 78 million pounds, flat sequentially and a year-over-year increase of 1 percent. The year-over-year increase was primarily due to growth in the company’s enterprise and carrier data sales channels.

Gross profit was 29 million pounds for the quarter, flat sequentially and a year-over-year increase of 2 million pounds. The year-over-year increase in gross profit was principally due to sales growth, improved revenue mix and lower depreciation and amortization expense.

GCUK’s OIBDA for the second quarter was 15 million pounds, compared with 20 million pounds in the first quarter of 2010 and 12 million pounds in the second quarter of 2009. The sequential decrease was principally driven by property tax and insurance recoveries of 6 million pounds in the previous quarter. The year-over-year increase was primarily due to sales growth, improved revenue mix and a reduction in property tax charges as a result of recognizing a 3 million pound retroactive property tax assessment in the year-ago period. These improvements were partially offset by higher allocated corporate overhead costs and an increase in salaries and commissions in the quarter.

GCUK recorded a net loss of 3 million pounds for the second quarter, compared with a net loss of 5 million pounds in the first quarter of 2010 and net income of 10 million pounds in the second quarter of 2009. The sequential decrease in net loss was primarily due to a decrease in unfavorable foreign exchange impacts on net U.S. dollar-denominated debt. The year-over-year decrease in net income was primarily due to unfavorable foreign exchange impacts on net U.S. dollar-denominated debt in the current year compared with favorable foreign exchange impacts in the prior year.

Cash and Liquidity

As of June 30, 2010, GCUK had cash and cash equivalents of 38 million pounds, compared with 33 million pounds at the end of March 31, 2010, and 17 million pounds at the end of June 30, 2009.

GCUK’s cash and cash equivalents increased 5 million pounds in the second quarter. Net cash provided by operating activities during the second quarter totaled 5 million pounds, including cash provided by operating working capital of 12 million pounds and interest payments of 17 million pounds. During the quarter, GCUK recorded purchases of property, plant and equipment of 4 million pounds, and principal payments on finance leases and other debt of 1 million pounds.

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended June 30, 2009, March 31, 2010 and June 30, 2010; the unaudited consolidated balance sheet as of June 30, 2010; and the audited consolidated balance sheet as of December 31, 2009, all in accordance with IFRS and in pounds sterling, as published by the International Accounting Standards Board (IASB). GCUK’s results for the second quarters of 2010 and 2009 and the first quarter of 2010 were included in Global Crossing’s consolidated results previously reported on July 26, 2010, in accordance with U.S. GAAP and in U.S. dollars.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS.

Conference Call

Management has scheduled a conference call for Wednesday, September 1, 2010, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2901 or +44 (0) 20 8196 2883. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Wednesday, September 1, 2010, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Wednesday, September 8, 2010, at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21478662. UK callers may access the replay by dialing +44 (0) 87 0000 3081 or (0) 80 0692 0831 and entering reservation number 21478662.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED.

Global Crossing UK Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, Global Crossing UK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP and Ethernet solutions provider with the world’s first integrated global IP-based network. The company offers a full range of data, voice and collaboration services with an industry leading customer experience to approximately 40 percent of the Fortune 500, as well as to 700 carriers, mobile operators and ISPs. It delivers converged IP services to more than 700 cities in more than 70 countries around the globe.

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the impact on the business of current global economic conditions and the tightening in global credit markets; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the impact on the business of the tightening of budgets by UK government agencies, including significant customers of GCUK; dependence on a number of key personnel; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; our ability to raise capital through financing activities in an amount sufficient to pay our indebtedness and to fund our other liquidity needs; exposure to contingent liabilities; and other risks referenced from time to time in GCUK’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

6 Schedules to Follow

SCHEDULE 1:	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

SCHEDULE 2:	CONSOLIDATED STATEMENTS OF OPERATIONS

SCHEDULE 3:	CONSOLIDATED STATEMENTS OF CASH FLOWS

SCHEDULE 4:	SUMMARY OF CONSOLIDATED REVENUES

SCHEDULE 5:	SUPPLEMENTAL INFORMATION PROVIDED PURSUANT TO THE INDENTURE GOVERNING THE GCUK SENIOR SECURED NOTES

SCHEDULE 6:	RECONCILIATION OF OIBDA TO NET (LOSS) PROFIT

:

Schedule 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Financial Position

Results below are in pounds sterling in thousands

	June 30, 2010	December 31, 2009
	(unaudited)
Non-current assets
Intangible assets, net	£11,294	£11,417
Property, plant and equipment, net	151,199	157,526
Investment in associate	218	210
Retirement benefit asset	468	468
Trade and other receivables	35,017	33,230

	198,196	202,851

Current assets
Trade and other receivables	68,369	58,125
Cash and cash equivalents	38,260	37,331

	106,629	95,456

Total assets	£304,825	£298,307

Current liabilities
Trade and other payables	£(77,933)	£(81,085)
Senior secured notes	(3,876)	(11,819)
Deferred revenue	(42,576)	(37,313)
Provisions	(1,337)	(1,281)
Obligations under finance leases	(7,395)	(7,310)
Other debt obligations	(71)	(285)

	(133,188)	(139,093)

Non-current liabilities
Trade and other payables	(23,739)	(10,830)
Senior secured notes	(271,910)	(255,496)
Deferred revenue	(83,625)	(90,326)
Retirement benefit obligation	(1,763)	(2,551)
Provisions	(1,930)	(2,211)
Obligations under finance leases	(10,406)	(12,262)
Other debt obligations	—	(9)

	(393,373)	(373,685)

Total liabilities	(526,561)	(512,778)

Net liabilities	£(221,736)	£(214,471)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	32,292	31,271
Accumulated deficit	(254,129)	(245,843)

Total equity	£(221,736)	£(214,471)

Schedule 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three months ended			Six months ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	£77,994	£77,880	£77,309	£155,874	£155,897
Cost of sales	(49,317)	(49,095)	(50,922)	(98,412)	(101,446)

Gross profit	28,677	28,785	26,387	57,462	54,451
Distribution costs	(6,334)	(6,528)	(4,586)	(12,862)	(9,160)
Administrative expenses	(17,316)	(12,509)	(19,301)	(29,825)	(36,203)

Operating profit	5,027	9,748	2,500	14,775	9,088
Finance revenue	1,161	1,253	1,151	2,414	2,388
Finance charges	(9,385)	(9,153)	(8,657)	(18,538)	(17,216)
Net foreign exchange (loss)/gain on foreign currency borrowings, net	(220)	(6,565)	15,198	(6,785)	13,899

(Loss)/profit before tax	(3,417)	(4,717)	10,192	(8,134)	8,159
Tax charge	(5)	(147)	(202)	(152)	(360)

(Loss)/profit for the period	£(3,422)	£(4,864)	£9,990	£(8,286)	£7,799

Schedule 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Cash Flows

Results below are in pounds sterling in thousands

	Six months ended
	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)
Operating activities
(Loss)/profit for the period	£(8,286)	£7,799
Adjustments for:
Finance costs, net	22,909	929
Income tax charges	152	360
Depreciation of property, plant and equipment	17,142	17,437
Amortization of intangible assets	1,062	844
Amortization of prepaid connection costs	3,324	4,719
Share based payment expense	233	634
Loss/(gain) on disposal of property, plant and equipment	126	(50)
Equity income for associate	(8)	(32)
Change in long term deferred revenue	(6,701)	(6,152)
Change in long term other assets and liabilities	(1,138)	(1,286)
Change in operating working capital:
Change in trade accounts receivable and accrued income	(10,047)	(9,277)
Change in trade accounts payable and accrued cost of access	1,138	(1,613)
Change in other receivables current	(7,185)	(8,460)
Change in other payables current	957	2,078

Cash generated from operations	13,678	7,930
Interest paid	(18,035)	(16,776)

Net cash used in operating activities	£(4,357)	£(8,846)

Investing activities
Interest received	£6,078	£1,271
Proceeds from disposal of property, plant and equipment	—	58
Purchase of property, plant and equipment	(9,739)	(7,150)

Net cash used in investing activities	£(3,661)	£(5,821)

Financing activities
Loans provided by group companies	£13,100	£9,908
Repayment of senior secured notes	(221)	(7,382)
Repayment of employee taxes on share-based payments	—	(1,047)
Repayments of capital elements under finance leases	(3,710)	(5,544)
Repayment of capital element of other debt obligations	(222)	(401)

Net cash provided by/(used in) financing activities	£8,947	£(4,466)

Net increase/(decrease) in cash and cash equivalents	929	(19,133)
Cash and cash equivalents at beginning of period	37,331	36,100

Cash and cash equivalents at end of period	£38,260	£16,967

Non-cash investing activities:
Capital lease and debt obligations incurred	£2,141	£—

Schedule 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues

Results below are in pounds sterling in thousands

	Three months ended			Six months ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£76,938	£76,575	£75,338	£153,513	£151,927
Carrier voice	931	1,180	1,846	2,111	3,720

Revenues from third party customers	77,869	77,755	77,184	155,624	155,647
Revenues from Global Crossing group companies	125	125	125	250	250

Consolidated revenues	£77,994	£77,880	£77,309	£155,874	£155,897

Schedule 5

SUPPLEMENTAL INFORMATION PROVIDED PURSUANT TO THE INDENTURE GOVERNING THE GCUK SENIOR SECURED NOTES

GCUK is required to provide the holders of its Senior Secured Notes due 2014 with quarterly information pursuant to Section 4.17(a)(2) of the indenture governing such notes. For quarters prior to the first quarter of 2010, GCUK satisfied this requirement by providing the note holders with a quarterly report separate and apart from its quarterly earnings press releases. Starting with the first quarter of 2010, GCUK will satisfy this requirement by providing the note holders with its quarterly earnings press releases. This schedule of supplemental information is being included with the earnings press release to ensure that the information being provided complies with Section 4.17(a)(2) of the indenture.

Liquidity and Capital Resources

In the long term, GCUK expects its operating results and cash flows to improve as a result of growth of its revenues, including the economies of scale expected to result from such growth, and from ongoing cost management initiatives, including initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term, GCUK expects to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the need to refinance its Senior Secured Notes. However, its ability to improve cash flows is subject to the risks and uncertainties, such as the variability of quarterly cash flows, discussed below.

In the short term, GCUK expects cash provided by operating activities to exceed purchases of property and equipment. In addition, its short term liquidity and more specifically its quarterly cash flows are subject to considerable variability as a result of the timing of interest payments as well as the factors noted below.

•

Working capital variability significantly impacts its cash flows and can cause its intra-quarter cash balances to drop to levels significantly lower than those levels prevailing at the end of a quarter.

•

Adverse general economic conditions could cause customer buying patterns with GCUK to change as a result of their cash conservation efforts, which could have an adverse impact on its cash flows. Such adverse conditions could also adversely impact its working capital to the extent suppliers seek more timely payment from GCUK or customers pay GCUK on a less timely basis.

•

Within 120 days after each calendar year, GCUK must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of 2009, it offered to purchase £11.8 million of the Notes, excluding accrued interest and purchased £0.2 million of the Notes, plus accrued interest through the purchase date. If the current year to date results were the results for the full year to December 31, 2010, the Company would be obliged to make an Annual Repurchase Offer of approximately £3.9 million, exclusive of accrued but unpaid interest.

•

GCUK’s liquidity may also be adversely affected if it is found liable in respect of contingent legal, tax and other liabilities. The amount and timing of the resolution of these contingencies remain uncertain.

Financing activities

In May and June 2010, GCUK made further finance lease draw downs from NSC Global Limited (trading as Cisco Capital) under a previously agreed facility. The draw downs totalled £0.8 million and accrues interest at between 9% and 9.5%, with payments made over a period of 36 months from the date of draw down.

Schedule 6

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of OIBDA to Net (Loss) Profit

Results below are in pounds sterling in thousands

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of OIBDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial measure, to net (loss)/profit under IFRS.

OIBDA is defined as operating profit before depreciation and amortization and foreign exchange gains (losses) on operating working capital movements, based upon our consolidated statements of operations. OIBDA differs from operating profit, in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, finance revenue, finance charges, foreign exchange gains (losses) income taxes and other non-operating profit or loss items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three months ended			Six Months ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) profit	£(3,422)	£(4,864)	£9,990	£(8,286)	£7,799
Tax charge	5	147	202	152	360
Finance revenue	(1,161)	(1,253)	(1,151)	(2,414)	(2,388)
Finance charges	9,385	9,153	8,657	18,538	17,216
Net foreign exchange loss/(gain) on foreign currency borrowings, net	220	6,565	(15,198)	6,785	(13,899)

Operating profit	5,027	9,748	2,500	14,775	9,088
Depreciation and amortization	10,105	10,219	11,262	20,324	21,725
Other foreign exchange (loss) gain, loss on disposal of fixed assets and other income	(17)	396	(1,382)	379	(1,097)

OIBDA	£15,115	£20,363	£12,380	£35,478	£29,716

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/S/ EDWARD T. HIGASE
Name:	Edward T. Higase
Title:	Managing Director

Date: September 1, 2010